INCEPTION GROWTH ACQUISITION LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

January 13, 2023

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Inception Growth Acquisition Ltd (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 31, 2022

File No. 001-41134

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated December 16, 2022 (the “Staff’s Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”).

In order to facilitate the review by the Commission’s staff (the “Staff”), we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.	On page 29 you disclose that there is substantial doubt about your ability to continue as a going concern, yet we note that both the auditor report on page F-2 and footnotes to the audited financial statements beginning on page F-7 omit any mention of this uncertainty. Furthermore, in your Item 4.01 8-K filed on October 17, 2022 you state that the auditor report did include an uncertainty about your ability to continue as a going concern. Please advise.

Response: We respectfully advise the Staff that no going concern issue was identified and the Company inadvertently included the following statements in the Form 10-K and the Form 8-K filed on October 17, 2022 (the “Form 8-K”) respectively:

●	“As indicated in the accompanying financial statements, at December 31, 2021, we had approximately $1,365,181 in cash, and accrued liabilities of approximately $475,948. In the short term, we expect to incur costs in connection with consummating this offering. Thereafter, we expect to incur significant costs in the pursuit of our initial business combination plans. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.” on page 29 of the Form 10-K.

●	“except that the audit report on the financial statements of the Company for the period from March 4, 2021 (date of inception) through December 31, 2021 contained an uncertainty about the Company’s ability to continue as a going concern” on page 1 of the Form 8-K.

Contemporaneously, the Company is filing an amendment to the Form 10-K and an amendment to the Form 8-K to delete the foregoing statements.

General

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: We respectfully advise the Staff that the Company’s sponsor, Soul Venture Partners LLC, is controlled by Mr. Jason Wong, a non-U.S. person. Set forth below is an example of our intended disclosure in future filings:

“We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Certain companies requiring federal-issued licenses in the United States, such as broadcasters and airlines, may be subject to rules or regulations that limit foreign ownership. In addition, CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. Our Sponsor, Soul Venture Partners LLC, is controlled by Mr. Jason Wong, a non-U.S. person and a Hong Kong national. Our sponsor currently owns 18.2% of our outstanding shares. We are therefore likely considered a “foreign person” under the regulations administered by CFIUS and will continue to be considered as such in the future for so long as our Sponsor has the ability to exercise control over us for purposes of CFIUS’s regulations. Therefore, we could be subject to foreign ownership restrictions and/or CFIUS review if our proposed business combination is between us and a U.S. target company engaged in a regulated industry or which may affect national security. The scope of CFIUS review was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination within 15 months (or up to 21 months, if we extend the time to complete a business combination) from the closing of our initial public offering because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public shareholders may only receive $10.10 per share, and our warrants and rights will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.”

Please reach Lawrence Venick, the Company’s outside counsel at +852 5600 0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Paige E. Craig
Inception Growth Acquisition Limited
Chief Executive Officer